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                      September 12, 2023

       Yuantong Wang
       Chief Executive Officer
       Huaizhong Health Group, Inc.
       Tianan Technology Park
       13/F Headquarters Center Building 16
       555 Panyu North Ave, Panyu District
       Guangzhou City, China

                                                        Re: Huaizhong Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year ended October 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 000-55369

       Dear Yuantong Wang:

              We issued comments on the above captioned filing on April 12, 2023, and June 2,
       2023. On August 22, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez at
       (202) 551-3752 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation